AA4
3.1.2004

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04001901

INITED STATES
ND EXCHANGE COMMISSION
.hington, D.C. 20549

1E2-26-04

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 4 2004
WASH. D.C. 155

SEC FILE NUMBER
8-50214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/03____ AND ENDING ____12/31/03____
                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch St., Suite 900

(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Schutt   503-232-6960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – if individual, state last, first, middle name)

1300 SW Fifth Avenue, Suite 3100	Portland	OR	97201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schutt _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
M Holdings Securities, Inc. _____ , as
of December 31 _____, 2003 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None _____

_____

_____

David Schutt
Signature

Financial Principal

Title

Kim Dawn Walker
Notary Public

OFFICIAL SEAL
KIM DAWN WALKER
NOTARY PUBLIC-OREGON
COMMISSION NO. 347962
MY COMMISSION EXPIRES SEPT. 29, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PriceWaterhouseCoopers

M Holdings Securities, Inc.
Financial Statements and Supplementary Data
December 31, 2003 and 2002

M Holdings Securities, Inc.
Table of Contents



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Holdings Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Holdings Securities, Inc. (the "Company") at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 5, 2004

1

M Holdings Securities, Inc.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 5,727,550	$ 1,915,238
Commissions receivable	3,096,399	2,699,347
Accounts receivable	76,682	296,294
Prepaid expenses	675	30,523
Property and equipment, net	313,865	519,481
Deferred expenses	1,853,105	1,680,804
Deposits with clearing organizations and others	70,000	70,000
Other assets	22,950	15,032
Total assets	$11,161,226	$ 7,226,719
Liabilities		
Accounts payable	$ 257,309	$ 157,822
Payable to parent	394,421	323,322
Commissions payable	7,374,343	3,561,243
Total liabilities	8,026,073	4,042,387
Stockholder's Equity		
Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized at December 31, 2003 and 2002	25,000	25,000
Additional paid-in capital	12,046,645	10,046,645
Accumulated deficit	(8,936,492)	(6,887,313)
Total stockholder's equity	3,135,153	3,184,332
Total liabilities and stockholder's equity	$11,161,226	$ 7,226,719

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Insurance commissions	$ 75,520,202	$ 75,834,172
Investment advisory fees	5,574,783	2,886,204
Mutual fund transactions	2,687,801	1,831,897
Equity transactions	376,640	359,814
Dividends and interest income	20,755	42,265
	84,180,181	80,954,352
Expenses		
Registered representatives compensation	81,383,520	78,288,531
Employee compensation and benefits	1,942,049	2,020,863
General and administrative	837,707	770,522
Office expenses	607,409	599,013
Outside professional services	1,211,907	856,182
Travel	142,016	158,180
Recruiting and relocation	48,892	60,500
Marketing	37,347	61,351
Education	18,513	27,504
Total expenses	86,229,360	82,842,646
Net loss	$ (2,049,179)	$ (1,888,294)

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at January 1, 2002	10	$ 25,000	$ 7,616,645	$ (4,999,019)	$ 2,642,626
Net loss	-	-	-	(1,888,294)	(1,888,294)
Additional capital contribution from Parent	-	-	2,430,000	-	2,430,000
Balances at January 1, 2003	10	25,000	10,046,645	(6,887,313)	3,184,332
Net loss	-	-	-	(2,049,179)	(2,049,179)
Additional capital contribution from Parent	-	-	2,000,000	-	2,000,000
Balances at December 31, 2003	10	$ 25,000	$ 12,046,645	$ (8,936,492)	$ 3,135,153

The accompanying notes are an integral part of the financial statements.

4

M Holdings Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$(2,049,179)	$(1,888,294)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	404,169	464,527
Loss on disposal of property, plant and equipment	45,424	-
Amortization of deferred expenses	191,267	155,916
Capitalization of deferred expenses	(363,568)	(579,028)
Changes in operating assets and liabilities		
Commissions receivable	(397,052)	923,592
Accounts receivable	219,612	(62,878)
Prepaid expenses	29,848	15,504
Accounts payable	99,487	155,442
Commissions payable	3,813,100	(301,241)
Other assets	(7,918)	(2,487)
Payable to parent	71,099	(51,678)
Net cash provided by (used in) operating activities	2,056,289	(1,170,625)
Cash flows from investing activities		
Purchases of property and equipment	(243,977)	(418,326)
Cash flows from financing activities		
Proceeds from additional capital contribution from Parent	2,000,000	2,430,000
Net increase in cash and cash equivalents	3,812,312	841,049
Cash at beginning of year	1,915,238	1,074,189
Cash at end of year	$ 5,727,550	$ 1,915,238

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Notes to Financial Statements

1. Basis of Presentation and Significant Accounting Policies

Organization and nature of business
M Holdings Securities, Inc. (the "Company"), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company (dba "M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are shareholders in the Parent ("Member Firms"). The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Company's Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms of the Parent. The Company commenced retail operations in May 2000.

Basis of presentation
The Company is engaged in a single line of business as an introducing broker-dealer, which comprises several classes of services, including insurance and investment advisory business, and agency transactions.

Commissions
Commissions related to insurance, mutual fund and equity transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Investment advisory income
Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Accounts receivable
Management believes the amount of any uncollectible accounts receivable is immaterial at December 31, 2003 and 2002; accordingly, no provision for uncollectible accounts has been made.

Advertising costs
Advertising costs are expensed as incurred.

Cash and cash equivalents
The Company's cash consists of bank deposits and money market instruments. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

1. Basis of Presentation and Significant Accounting Policies (Continued)

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The half-year convention is applied in the year of purchase.

The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

Deferred expenses
The Company has deferred expenses associated with the acquisition and generation of new insurance business under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments* and SFAS No. 60, *Accounting and Reporting by Insurance Enterprises.*

The deferred expenses vary with and are primarily related to the acquisition of new business and have been deferred to the extent that such costs are deemed recoverable through future revenues. These expenses include certain costs associated with the acquisition and generation of new insurance business. Deferred expenses related to variable life products are amortized with interest in relation to the present value, using the assumed crediting rate of expected gross profits on the products reinsured by M Financial Re. Retrospective adjustments of these amounts are recognized in the event that the Parent revises its estimates of current or future gross profits and losses, including investment gains and losses related to changes in market interest rates.

Changes in deferred expenses for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Balances at beginning of year	$ 1,680,804	$ 1,257,692
Capitalization of costs incurred	363,568	579,028
Amortization of deferred expenses	(191,267)	(155,916)
Balances at end of year	$ 1,853,105	$ 1,680,804

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

1. Basis of Presentation and Significant Accounting Policies (Continued)

Deferred expenses (continued)
The determination of expected future gross profits and losses is based on historical gross profits and management's estimates and assumptions regarding future investment spreads, maintenance expenses, mortality and persistency of the block of business. The accuracy of the estimates and assumptions are impacted by several factors, including factors outside the control of management, such as movements in interest rates. It is reasonably possible that conditions impacting the estimates and assumptions will change in the near term and that these changes may result in future adjustments to deferred expenses.

Income taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets, if any, to their estimated realizable value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and Equipment

At December 31, 2003 and 2002, property and equipment consisted of the following:

	2003	2002
Capitalized software	$ 1,839,745	$ 1,603,368
Furniture and fixtures	2,237	98,939
Equipment	185,674	178,073
Leasehold improvements	-	14,697
	2,027,656	1,895,077
Less accumulated depreciation	1,713,791	1,375,596
	$ 313,865	$ 519,481

3. **Deposits with Clearing Organization and Others**

The Company settles commissions and other transactions through another broker dealer on a fully disclosed basis.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

At December 31, 2003 and 2002, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account was $25,000 (included in Deposits with clearing organizations and others in the Statement of Financial Condition).

At December 31, 2003 and 2002, the Company held $20,000 on deposit with the National Securities Clearing Corporation (included in Deposits with clearing organizations and others in the Statement of Financial Condition).

4. **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003 and 2002, the Company had net capital of $694,764 and $537,888, which was $444,764 and $287,888 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

5. Related-Party Transactions

The Company's Parent, M Financial Holdings Incorporated, allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses included registration, assessments, fees, advertising and marketing, taxes, insurance, compensation related to production and supplies, which were specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of $300,000. At December 31, 2003 and 2002, approximately $394,000 and $323,000, respectively, was payable to the Parent for expenses.

The Company incurred a net loss of approximately $2,049,000 and $1,888,000 for the years ended December 31, 2003 and 2002, respectively. Management recognizes that the Company will continue to rely on capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. Contributions of capital from the Parent were approximately $2,000,000 and $2,430,000 for the 12 months ended December 31, 2003 and 2002, respectively. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient enough to cover the Company's operating expenses.

At December 31, 2003 and 2002, the Company had approximately $1,228,000 in commissions payable to Management Compensation Group Northwest, LLC (dba "M Benefit Solutions"), a wholly owned subsidiary of the Parent. The commission expense between related parties (included in registered representatives compensation in the statement of operations) amounted to approximately $3,933,000 and $4,982,000 for the 12 months ended December 31, 2003 and 2002, respectively.

6. Income Taxes

The Company's financial results directly impact the Parent's calculation of incentive compensation payable to its producers. The Company's losses directly reduce the amount of the incentive compensation expense payable by the Parent. Accordingly, the losses sustained by the Company do not provide a tax benefit to the Parent and ultimately are not realizable.

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

6. Income Taxes (Continued)

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 34% in 2003 and 2002, to net loss is as follows:

	2003	2002
Computed "expected" tax benefit	$ 696,721	$ 640,660
Increase (decrease) in tax resulting from		
State income taxes	-	(12,405)
Federal income tax benefit	696,721	628,255
Valuation allowance	(696,721)	(628,255)
Federal income tax incurred	$ -	$ -

The temporary differences that give rise to significant components of the deferred tax assets and liabilities at December 31, 2003 and 2002, relate to the following:

	2003	2002
Deferred tax assets		
Start up cost	$ 222,575	$ 379,685
Net operating loss carryover	3,800,710	2,943,304
Other	113,552	58,545
Total deferred tax asset	4,136,837	3,381,534
Deferred tax liabilities		
Deferred expenses	(630,055)	(571,473)
Valuation allowance	(3,506,782)	(2,810,061)
Net deferred tax asset	$ -	$ -

As noted above, management has fully reserved against its net deferred tax asset as the Company's results of operations do not provide a realizable tax benefit.

7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

8. **Disclosures about Fair Value of Financial Instruments**

   SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, and includes assets and liabilities recognized or not recognized in the statement of financial condition, for which it is practicable to estimate their fair value. The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

9. **Commitments and Contingencies**

   The Company clears all of its securities transactions through clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

   As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to the right. At December 31, 2003 and 2002, the Company has recorded no liabilities with regard to the right. During 2003 and 2002, the Company had not paid the clearing broker any amount related to these guarantees.

   In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

M Holdings Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Schedule I

	As Filed in Part II Focus Report
Net capital	
Total stockholder's equity	$ 3,135,153
Less nonallowable assets	
Property and equipment	313,865
Deferred expenses	1,853,105
Accounts receivable	76,682
Commissions receivable	23,204
Prepaid expenses	675
Deposits with clearing organizations and others	25,000
Other assets	22,950
Net capital before haircuts on securities positions	819,672
Haircut on money market	124,908
Net capital	$ 694,764
Computation of alternative net capital requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 444,764

The computation of net capital as of December 31, 2003, included in the (unaudited) Focus report filed with the Securities and Exchange Commission does not differ materially from the above computations.

M Holdings Securities, Inc.
Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements for
Brokers or Dealers Pursuant to Rule 15c3-3   Schedule II
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

**Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5**

To the Board of Directors of
M Holdings Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of
M Holdings Securities, Inc. (the "Company") for the year ended December 31, 2003, we
considered its internal control, including control activities for safeguarding securities, in order
to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the
"SEC"), we have made a study of the practices and procedures followed by the Company,
including tests of compliance with such practices and procedures, that we considered relevant
to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and
the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
and

3. Obtaining and maintaining physical possession or control of all fully paid and excess
margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS 🅰

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

PRICEWATERHOUSE COOPERS ⬛

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 5, 2004

17